Change in Management Fee.

Effective July 1, 2003 the Trustees voted to reduce Core Equity's Advisor basic management fee to 0.70% of the Fund's average daily net assets, and implement a performance adjustment so that basic fee can increase to a maximum of 0.90% or decrease to a minimum of 0.50%, depending on the investment performance of the Fund relative to the Russell 3000 (r) Index. (the "Index").The performance comparison will be made for a rolling 12-month period, with performance adjustments made at the end of each month beginning June 30, 2004.Until June 30, 2004, the effective management fee will remain constant at 0.70% of the Fund's average daily net assets.